Exhibit 99.1

Teva Provides 2015 Business Outlook

JERUSALEM--(BUSINESS WIRE)--December 11, 2014--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) provides its current outlook for non-GAAP financial performance for the year ending December 31, 2015.

In an effort to enhance investor understanding of the Company’s business performance, and to provide more clarity and transparency regarding its projections for 2015, the following assumptions will apply to the 2015 non-GAAP financial outlook:

  Compared to 2014, foreign exchange rate fluctuations are expected to have a $700 million adverse impact on revenues, while reducing operating income by a modest $60-70 million;
  Copaxone® 20 mg/mL is expected to face two AB-rated generic competitors in the U.S. beginning in September 2015; earlier entry by generics could reduce operating income by $30 million to $50 million per month;
  Continued adoption of Copaxone®40 mg/mL in the U.S. in 2015;
  Copaxone® 40 mg/mL will be launched in the EU and additional countries outside Europe commencing in the first quarter of 2015;
  Generic Pulmicort® will face additional generic competition in the first half of 2015, resulting in a decrease of revenues by $400 to $500 million and a decrease in operating profit of $100 to $200 million, compared to 2014;
  The costs of equity compensation will be excluded from our non-GAAP results starting in 2015. The corresponding adjustment to 2014 is expected to result in an increase of $0.08 to 2014 non-GAAP EPS;
  The Company expects to spend approximately $1 billion to $1.2 billion on share buybacks during 2015. As a result, the number of outstanding shares is expected to be 850-860 million; and
  The outlook provided below is for the Company’s organic results only and does not include the potential impact of any business development activities.

Outlook for 2015 Non-GAAP Results

2015 Outlook
Net revenues ($B)	19.0 - 19.4
Gross profit (%)	59.5% - 61.5%
R&D expenses ($B)	1.3 – 1.4
S&M expenses ($B)	3.3 – 3.5
G&A expenses ($B)	1.1 – 1.2
Operating income ($B)	5.7 – 5.9
Finance expenses ($M)	250 - 290
Tax (%)	19% - 21%
Number of shares (M)	850 - 860
EPS ($)	5.00 - 5.30
Cash flow from operations ($B)	4.3 – 4.7
Free cash flow ($B)	3.5 – 3.7

“We are pleased with the progress we have made this year, which has created a strong foundation from which our business can continue to grow while delivering value to patients. We remain committed to utilizing our strong cash flow to return cash to shareholders and invest in long-term organic growth while maintaining the flexibility to engage in strategic business development opportunities,” stated Erez Vigodman, President & CEO of Teva.

“Generics remain at the heart of our business, both as the cornerstone of the Company, but also as an area that has great impact on society. At the same time, we anticipate four specialty product approvals and five submissions in 2015 – which we believe will improve treatment options for patients, and add value for all of our stakeholders. As we look to the future, we will continue to deliver on our operational, financial and strategic goals to further explore the unique space Teva has at the intersection between generics and specialty, and increase access to healthcare to patients around the world."

Below are 2015 outlooks for our generics and specialty segments.

Generics 2015 Outlook
Net revenues ($B)	9.1-9.5
Gross profit (%)	44%-48%
R&D expenses ($B)	0.5-0.6
S&M expenses ($B)	1.2-1.4
Segment profit* ($B)	2.4-2.6
* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

We expect 2015 generic revenues in the United States to be $4.2-4.6 billion, $2.6-3.0 billion in Europe and $2.0-2.3 billion in our ROW markets.

The profit and profitability of our generics segment is expected to grow in 2015, as we focus our product offering, leverage our global portfolio management function and de-emphasize less profitable markets. Both profit and profitability will also benefit from our ongoing cost reduction activities. We expect results to be negatively impacted by the entry of additional competition for our generic version of Pulmicort® in the United States.

Specialty 2015 Outlook
	Total	Specialty ex-MS	MS
Net revenues ($B)	7.9-8.3	4.25-4.65	3.5-3.7
Gross profit (%)	85%-87%	81%-83%	89%-90%
R&D expenses ($B)	0.75-0.8	0.65-0.7	0.1-0.15
S&M expenses ($B)	1.9-2.0	1.4-1.55	0.4-0.5
Segment profit* ($B)	4.1-4.4	1.45-1.65	2.6-2.8
* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

2015 Outlook
U.S. $ in millions
CNS products
Copaxone®	3,500-3,700
Azilect®	350-400
Nuvigil®	300-330
Oncology products
Treanda®	670-750
Respiratory products
ProAir® family	470-580
Qvar® family	310-380

Results of our specialty segment are expected to be impacted by the introduction of two AB-rated generic competitors to Copaxone® in the U.S. beginning in September 2015 (modeling assumption only), as well as by increased competition from oral products for the treatment of multiple sclerosis. In addition, we are expecting to invest in a significant number of product launches and in our specialty pipeline. All of these will result in lower profit and profitability, as we focus on generating growth over the next few years.

These estimates reflect management`s current expectations for Teva's performance in 2015. Actual results may vary, whether as a result of foreign exchange fluctuations, market conditions or other factors. Non-GAAP figures exclude, among other items, the amortization of purchased intangible assets, legal settlements and reserves, impairments and related tax effects.

The non-GAAP data presented by Teva are the results used by Teva's management and Board of Directors to evaluate the operational performance of the Company, to compare against the Company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors. In addition, although stock-based compensation (SBC) is a recurring expense, beginning in 2015, expenses related to SBC and related tax effects will be excluded from our non-GAAP data.

Conference Call

Teva will host a conference call and live webcast to discuss its 2015 financial outlook on Thursday, December 11, 2014, at 8:00 a.m. EST. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States and Canada 1-888-771-4371; Israel 1-809-212-582, passcode: 38592885. For a list of other international telephone numbers, CLICK HERE.

A live webcast of the call will also be available on Teva's website at: http://ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until January 10, 2015, at 11:59 p.m. EST by calling United States 1-888-843-7419 or 1-630-652-3042; passcode: 3859 2885#.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.

Headquartered in Israel, Teva is the world's leading generic drug maker, with a global product portfolio of more than 1,000 molecules, sold in more than 100 countries, and with a direct presence in about 60 countries. Teva's specialty medicine businesses focus on CNS, including pain, respiratory, oncology, and women's health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicine; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR
United States
Kevin C. Mannix, 215-591-8912
or
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974